Exhibit (d)(b)(13)(i)

BRIGHTHOUSE FUNDS TRUST II

AMENDMENT NO. 1 TO THE SUB-INVESTMENT MANGEMENT AGREEMENT

(MetLife Aggregate Bond Index Portfolio)

This Amendment No. 1 to the Sub-Investment Management Agreement (the “Agreement”) dated as of the 4th day of August, 2017, by and between Brighthouse Investment Advisers, LLC, (the “Manager”), and MetLife Investment Management, LLC (f/k/a MetLife Investment Advisors, LLC) (the “Sub-Investment Manager”) with respect to the MetLife Aggregate Bond Index Portfolio, a series of Brighthouse Funds Trust II, is entered into effective December 1, 2024.

WHEREAS, the Agreement provides for the Sub-Investment Manager to provide certain investment advisory services for the Manager, for which the Sub-Investment Manager is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.	Pursuant to Section 8 of the Agreement, the schedule of fees in the Appendix to the Agreement is amended in whole to read as follows:

Fee Schedule

0.040% on the first $500 million

0.030% on the next $500 million

0.015% on the next $1 billion

0.010% on the assets over $2 billion of the Portfolio’s average net assets

2.	All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Agreed and Accepted:

Brighthouse Investment Advisers, LLC		MetLife Investment Management, LLC

By:	/s/ Kristi Slavin	By:	/s/ Timothy Rabe
Name: Kristi Slavin		Name: Timothy Rabe
Title: President		Title: Senior Vice President

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